Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

NGKONG LAND HOLDINGS LIMITED
ities and Exchange Commission File No.82-2964

04030465

RECEIVED
2004 MAY 25 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

14th May 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Hongkong Land Holdings Limited ("HKLH")

In accordance with the requirements under the listing rules of the UK Listing Authority, the UK Listing Authority has today been notified on behalf of HKLH, of which Mr Charles Allen-Jones is a Director, of the following Director's share transaction:

| Name of Director | Nature of Transaction | Date of Transaction | No. of Shares Acquired | Consideration Per Unit |
|---|---|---|---|---|
| Charles Allen-Jones | Acquisition of HKLH ordinary shares | 12/05/2004 | +50,000 | US$1.5606 |

PROCESSED
MAY 27 2004
THOMSON FINANCIAL

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

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